

SEC [barcode] MISSION

10031120

ANNUAL AUDITED REPORT
(A) FORM X-17A-5
PART III



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JUN 22 2010
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SEC FILE NUMBER
8- 53416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Portal Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16909 Via De Santa Fe
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURLAND EAST 858 353 4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North Suite 500 San Diego CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Burland East, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Portal Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public



CHARLES J. CETOLA
COMM. # 1764395
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. SEPT. 25, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Members of
Silver Portal Capital, LLC
Rancho Santa Fe, California

We have audited the accompanying statement of financial condition of Silver Portal Capital, LLC (the "Company"), a California limited liability company, as of December 31, 2009, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant losses and has substantially reduced its net capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
June 14, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SILVER PORTAL CAPITAL, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 18,010
Total current assets	18,010
PROPERTY AND EQUIPMENT, NET	1,923
Total assets	$ 19,933

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable	776
Total current liabilities	776
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBERS' CAPITAL	19,157
Total liabilities and members' capital	$ 19,933

SILVER PORTAL CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Fee revenue	$ -
COSTS AND EXPENSES	
General and administrative	486,160
Total costs and expenses	486,160
Other expense:	
Loss on abandonment of fixed assets	148,589
Loss on investment	144,867
LOSS BEFORE PROVISION FOR INCOME TAXES	779,616
PROVISION FOR INCOME TAXES	800
NET LOSS	$ 780,416

SILVER PORTAL CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$ 762,767
Contributions	36,806
Net loss	(780,416)
Balance at December 31, 2009	$ 19,157

SILVER PORTAL CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (780,416)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amoritization	5,619
Loss on abandonment of fixed assets	148,589
Loss on investment in subsidiary	144,867
Other assets	23,194
Change in certain assets and liabilities:	
Accounts receivable	11,012
Other assets	17,094
Accounts payable	(7,900)
Net cash used in operating activities	(437,941)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' contributions	36,806
Net cash provided by financing activities	36,806
Net decrease in cash	(401,135)
Cash at beginning of the year	419,145
Cash at end of year	$ 18,010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the period for:	
Taxes	$ 800
Interest	$ -

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities. In 2009, the Company relocated its offices from Del Mar, California to Rancho Santa Fe, California.

NOTE 2 - ACCOUNTING POLICIES

Revenue Recognition

Fee revenue, which results from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from clients' reimbursement of direct expenses.

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at each of these banks up to $250,000 at December 31, 2009. As of December 31, 2009, the Company's cash accounts did not exceed the FDIC insurance limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company and elected to be treated as a partnership for Federal and state tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are payable by the Members. The Company has recorded approximately $800 within its tax expense which represents the California LLC fee paid by the Company in 2009.

The Company has adopted the application of uncertain tax positions of FASB 740, *Income Taxes,* for its current year. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

Going Concern

Based on the Company's declining revenue sources, the shrinking of the credit markets, the reduction of all of the employees of the Company and the current state of the economic market, we have substantial doubt about the Company's ability to continue as a going concern. Management believes by downsizing and decreasing its monthly expenditures, it will enhance the Company's ability to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to thirty-nine years, using either the straight-line or declining balance methods. The depreciation expense for the year ended December 31, 2009 is $5,619. During 2009, the Company entered into and finalized negotiations with the landlord to terminate the existing office lease. A lease termination agreement was signed on March 31, 2009. Under the terms of the lease termination agreement, the Company settled its full obligation under the lease by 1) paying the landlord an agreed upon sum of $130,000; 2) relinquishing its security deposit in the amount of $18,194 to the landlord; and 3) transferring ownership of the furniture and tenant improvements (having a combined net book value of $148,589).

NOTE 3 - PROPERTY AND EQUIPMENT (continued)

Property and equipment consists of the following at December 31:

Computer and related equipment	$ 33,393
Accumulated depreciation	(31,470)
Property and equipment, net	$ 1,923

NOTE 4 - INVESTMENT IN SUBSIDIARY

During 2007, the Company, in a joint venture, created SPC Laguna Senior, LLC, a special purpose entity, to develop age-qualified housing in the future. The Company had contributed $150,000 and is the managing member. During 2009, the joint venture dissolved and the remaining investment in subsidiary was recognized as a loss.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($31 at December 31, 2009), whichever is higher. At December 31, 2009, the Company had net capital of $11,874 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.05 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 2005, the Company signed a seven-year lease for its office location. The term of the lease included a five-year renewal option. The lease includes a 3% per year increase to the base rent of $18,194 per month. The Company generally pays taxes, insurances, and maintenance expenses related to the leased facilities. Gross rent expense was $51,474 for the year ended December 31, 2009.

During 2009, the Company entered into and finalized negotiations with their previous landlord to terminate the office lease. A lease termination agreement was signed on March 31, 2009. Under the terms of the lease termination agreement, the Company settled its full obligation under the lease by 1) paying the landlord an agreed upon sum of $130,000; 2) relinquishing its security deposit in the amount of $18,194 to the landlord; and 3) transferring ownership of the furniture and tenant improvements to the previous landlord.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

In February 2005, the Company entered into a contract with one of its clients to locate an investor for a joint venture. In May 2005, an Investor was located by the Company and a joint venture was created between the Investor and the Company's client to purchase real estate together. The Company received a 2% fee for real estate acquired (up to $125 million) through the joint venture. The Company has completed its services with respect to the contract and recognized the associated revenue. The contract is structured as such to allow the investor an opportunity to unwind the contract. In the event the Investor exercises his right to unwind the transaction within 5 years, the Company would be obligated to return a portion of the fees earned plus 8% interest. This contingent liability is calculated as follows: a) to return 100% of the fees earned if joint venture dissolved within year one of the transaction closing date of May 13, 2005. b) to return 80% if dissolved in year two, 60% in year three, 40% in year four, 20% in year five, and zero thereafter. Based on Management's experience and the fact that the joint venture is 83% complete, as of December 31, 2009, Management has not been notified of the Investors intent to unwind the transaction and therefore believes that the likelihood is remote that the Investor will unwind the transaction. Based on the real estate purchases thus far, the contingent liability which may be due to the client as of December 31 is as follows:

	Contractual Contingent Liability	Contingent Interest	Total Contingent Liability
2009	$ 621,478	$ 198,873	$ 820,351
2010	$ 205,361	$ 65,716	$ 271,077

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on June 14, 2010.

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total members' capital	$ 19,157
Less non-allowable assets:	
Property and equipment	1,923
Non-allowable assets	1,923
Less: Other deductions and/or charges	-
Net capital before charges on security positions	17,234
Less haircuts on security positions:	
Money market	360
Net capital	$ 16,874
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital in excess of amount required	$ 11,874
Aggregate indebtedness	$ 776
Ratio of aggregate indebtedness to net capital	0.05 to 1

SILVER PORTAL CAPITAL, LLC
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS report	$	17,907
Adjustments:		
Accrued liabilities		(800)
Accounts receivable		(233)
Net capital as reported on the Company's amended FOCUS report	$	16,874
Aggregate indebtness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS report	$	-
Adjustments:		
Reclassifications		(24)
Accrued liabilities		800
Aggregate indebtness as reported on the Company's amended FOCUS report	$	776

SILVER PORTAL CAPITAL, LLC
SCHEDULE III
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

A computation of reserve requirement is not applicable for Silver Portal Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SILVER PORTAL CAPITAL, LLC
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Silver Portal Capital, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(i).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Silver Portal Capital, LLC
Rancho Santa Fe, California

In planning and performing our audit of the Silver Portal Capital, LLC (the "Company") financial statements, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2010, and this report does not affect our report thereon dated June 14, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
June 14, 2010

PKF
Certified Public Accountants
A Professional Corporation